

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 20, 2010

Fred. Roeskestraat 123
1076 EE Amsterdam
The Netherlands

> **Re: Tornier B.V.**
> **Amendment No. 5 to Registration Statement on Form S-1**
> **Filed October 14, 2010**
> **File No. 333-167370**

Dear Sir/Madam:

        We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Board of Directors, page 109

1.   Please tell us with specificity which provision in exhibit 3.2 pertains to the division of the board into three classes mentioned in the first paragraph on page 110.

Description of Ordinary Shares, page 141

2.   Please tell us why you do not disclose in this section that your board has the power to issue different classes of ordinary shares. We note Article 5 section 1 of exhibit 3.2. Also provide us, with a view to disclosure, your analysis of the material risks resulting from the ability to issue different classes of shares.

Voting Rights, page 143

3. Please tell us with specificity which provision in exhibit 3.2 pertains to the matter mentioned in the fifth bullet point on page 144 requiring a majority of at least two-thirds of the votes cast.

Removal of Directors, page 153

4. Please disclose the vote required by Article 12 section 5 of exhibit 3.2.

Exhibit 3.2

5. Please tell us when you intend to complete the blanks in your exhibit, like the blanks in Article 4, and refile the exhibit.

6. The purpose of Article 15 is unclear given that it appears to conflict with Article 13 section 4. Please advise.

Exhibit 99.1

7. Please tell us where you responded to the last two bullet points of prior comment 2.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristin Lochhead at (202) 551-3664 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Cristopher Greer, Esq.